Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 2

(To Prospectus dated April 29, 2015)

Plastec Technologies, Ltd.

12,093,935 Ordinary Shares (for Resale)

This Prospectus Supplement No. 2 amends and supplements the Prospectus dated April 29, 2015 relating to 12,093,935 ordinary shares of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus.

We will not receive any proceeds from the sale of the securities under this prospectus.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares that may be sold by them and the times and manner in which they may offer and sell the ordinary shares under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTYF”. As of August 5, 2015, the closing sale price of our ordinary shares was $7.80 per share.

This Prospectus Supplement No. 2 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on August 6, 2015, which is set forth below. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus dated April 29, 2015, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 6, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2015

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2015 second quarter and six months ended June 30, 2015.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2015	2014
	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	478,288	528,527
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2014 and June 30, 2015, respectively	307,896	278,553
Inventories	102,017	96,030
Deposits, prepayment and other receivables	60,134	50,204
Total current assets	948,335	953,314

Property, plant and equipment, net	293,329	283,500
Prepaid lease payments, net	18,928	19,692
Deferred tax assets	18,738	14,212
Intangible assets	438	438
Total assets	1,279,768	1,271,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	47,350	21,429
Trade payables	135,442	125,854
Other payables and accruals	135,323	103,576
Tax payable	58,321	58,736
Total current liabilities	376,436	309,595

Bank Borrowings	14,286	28,571
Total liabilities	390,722	338,166

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	14,718	10,137
Retained earnings	848,178	896,703
Total shareholders’ equity	889,046	932,990

Total liabilities and shareholders’ equity	1,279,768	1,271,156

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2015	2014	2015	2014
	HK$	HK$	HK$	HK$

Revenues	322,811	262,940	615,703	537,193
Cost of revenues	(252,989)	(212,708)	(471,915)	(421,255)
Gross profit	69,822	50,232	143,788	115,938

Operating expenses, net
Selling, general and administrative expenses	(40,433)	(27,650)	(72,795)	(57,500)
Other income	391	1,106	687	1,163
Gain/(loss) on disposal of a subsidiary	-	(2,605)	-	29,557
Written-off of property, plant and equipment	(829)	-	(1,261)	(440)
Gain on disposal of property, plant and equipment	2,293	364	2,430	552
Total operating expenses, net	(38,578)	(28,785)	(70,939)	(26,668)

Income from operations	31,244	21,447	72,849	89,270

Interest income	284	388	935	555
Interest expense	(488)	(447)	(800)	(868)
Income before income tax expense	31,040	21,388	72,984	88,957

Income tax expense	(3,551)	(3,777)	(10,500)	(9,781)
Net income	27,489	17,611	62,484	79,176

Other comprehensive income
Foreign currency translation adjustment	(263)	-	4,581	(2,151)
Comprehensive income attributable to Plastec Technologies, Ltd.	27,226	17,611	67,065	77,025

Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128	12,938,128	12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$2.1	HK$1.4	HK$4.8	HK$6.1

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$2.1	HK$1.4	HK$4.8	HK$6.1

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the year	-	-	-	-	167,821	167,821
Dividends paid	-	-	-	-	(30,275)	(30,275)
Warrants repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(7,764)	-	(7,764)
Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the period	-	-	-	-	62,484	62,484
Dividends paid	-	-	-	-	(111,009)	(111,009)
Cumulative translation adjustment	-	-	-	4,581	-	4,581
Balance at June 30, 2015	12,938,128	101	26,049	14,718	848,178	889,046

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2015	2014
	HK$	HK$
Operating activities
Net income	62,484	79,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49,105	56,106
Gain on disposal of a subsidiary	-	(29,557)
Loss on written-off of property, plant and equipment	1,261	440
Gain on disposal of property, plant and equipment	(2,430)	(552)
Deferred tax credit	(3,796)	(1,358)
Changes in operating assets and liabilities:
Trade receivables	(29,343)	18,795
Inventories	(5,987)	(1,045)
Deposits, prepayment and other receivables	(9,931)	(7,783)
Trade payables	26,966	11,101
Other payables and accruals	14,369	(4,493)
Tax payables	(882)	8,539
Net cash provided by operating activities	101,816	129,369

Investing activities
Purchase of property, plant and equipment	(61,290)	(16,577)
Proceeds from disposal of a subsidiary	-	43,447
Proceeds from disposal of property, plant and equipment	4,028	749
Deposits for purchase of property, plant and equipment	-	(2,360)
Net cash (used in)/generated from investing activities	(57,262)	25,259

Financing activities
Net proceeds/(repayment) from/ of bank borrowings	11,635	(11,495)
Dividends paid	(111,009)	(20,183)
Net cash used in financing activities	(99,374)	(31,678)

Net increase/(decrease) in cash and cash equivalents	(54,820)	122,950

Effect of exchange rate changes on cash and cash equivalents	4,581	(3,079)

Cash and cash equivalents, beginning of period	528,527	348,901
Cash and cash equivalents, end of period	478,288	468,772

Supplementary disclosures of cash flow information:
Interest (received)/paid, net	(135)	317
Income taxes paid	15,178	2,602

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the second quarter ended June 30, 2015 compared to the second quarter ended June 30, 2014

We recorded an approximately 22.8% increase in revenue for the second quarter ended June 30, 2015 to HK$322.8 million compared to the corresponding period in the prior year. The increase in revenue was primarily a result of our continued focus on soliciting new orders from existing customers as well as new customers, at the same time, eliminating sales orders with low margins.

Accordingly, our gross profit increased by approximately 39.0%, or HK$19.6 million to HK$69.8 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products compared to the corresponding period in the prior year, and also our on-going efforts in streamlining our manufacturing operation and process to reduce costs. Gross profit margin improved to 21.6% from 19.1% compared to the corresponding period in the prior year. Income before income tax expenses increased by approximately 45.1%, or HK$9.6 million to HK$31.0 million compared to the corresponding period in the prior year.

Income tax expense was HK$3.6 million compared to HK$3.8 million in the corresponding period in the prior year, representing an effective income tax rate was 11.4% compared to 17.7% in the corresponding prior year period.

Net income after tax increased by approximately by 56.0%, or HK$9.9 million to HK$27.5 million in the second quarter ended June 30, 2015, compared to the corresponding period in the prior year.

Operating results for the six months ended June 30, 2015 compared to the six months ended June 30, 2014

We recorded an approximately 14.6% increase in revenue for the six months ended June 30, 2015 to HK$615.7 million compared to the corresponding period in the prior year, as a result of our continued focus on soliciting new orders from existing customers as well as new customers throughout this period.

Our gross profit increased by approximately 24.0%, or HK$27.9 million to HK$143.8 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products and our on-going efforts in cost control throughout the period. Gross profit margin improved to 23.4% from 21.6% compared to the corresponding period in the prior year.

We recorded an approximately 18.0% decrease in income before income tax expenses for the second quarter ended June 30, 2015 to HK$73.0 million compared to the corresponding period in the prior year. The decrease was mainly attributable to the relative effect arising from a one-off gain on disposal of a subsidiary for HK$29.6 million recorded in the corresponding period in the prior year. Excluding the effect of this prior corresponding period one-off transaction, our operating income before income tax increased by approximately 22.9%.

Income tax expense was HK$10.5 million compared to HK$9.8 million in the corresponding period in the prior year, arising from an increased normal operating income. Excluding the effect of the aforesaid prior corresponding period one-off gain on disposal of a subsidiary, our effective income tax rate was 14.4% compared to 16.5% in the corresponding prior year period and our net income after tax increased by approximately 26.0% to HK$62.5 million, compared to the corresponding period in the prior year.

Balance sheet positions as at June 30, 2015 compared to December 31, 2014

Total assets increased by HK$8.6 million or approximately 0.7% to HK$1,279.8 million as of June 30, 2015 compared to HK$1,271.2 million as of December 31, 2014. This increase was mainly attributed to a HK$29.3 million increase in trade receivables, a HK$9.9 million increase in deposits, prepayment and other receivables and a HK$9.8 million increase in property, plant and equipment, against a HK$50.2 million decrease in cash and cash equivalents.

Total liabilities increased by HK$52.5 million or approximately 15.5% to HK$390.7 million as of June 30, 2015 compared to HK$338.2 million as of December 31, 2014. This increase was mainly attributable to a HK$31.7 million increased in other payables and accruals, a HK$11.6 million increase in bank borrowings and a HK$9.5 million increase in trade payables.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the six months ended June 30, 2015, we recorded HK$54.8 million cash outflow as compared to HK$123.0 million cash inflow in the same corresponding period in the prior year, which included HK$43.4 million proceeds from the disposal of a subsidiary in that prior period.

We generated HK$101.8 million cash inflow from operating activities as compared to HK$129.4 million cash inflow in the corresponding period in the prior year. Net cash used in investing activities was HK$57.3 million compared to net cash inflow of HK$25.3 million in the corresponding period in the prior year which included HK$43.4 million proceeds from the aforesaid disposal of a subsidiary.

Net cash used in financing activities for the period was HK$99.4 million which included dividends payment in aggregate of HK$111.0 million, compared to HK$31.7 million net cash used in financing activities in the corresponding period in the prior year which included dividends payment of HK$20.2 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 6 2015